[FIRST                         Filed Pursuant to Rule 424(b)(3)
 KEYSTONE                      Registration No. 333-141970
 FINANCIAL, INC. logo]



                       PROSPECTUS

             FIRST KEYSTONE FINANCIAL, INC.

             400,000 SHARES OF COMMON STOCK

     This prospectus relates to certain shares of common stock held by that selling stockholders listed on page 7 of this prospectus. We will not receive any part of the proceeds from the sale. We are paying the expenses in connection with the registration of the shares with the Securities and Exchange Commission.

     The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may offer the common stock through public or private transactions, at prevailing market prices or at privately negotiated prices. Selling stockholders may sell the offered shares of common stock directly or through agents or broker-dealers acting as principal or agent, or in a distribution by underwriters. If they use agents, underwriters or dealers to sell the offered shares of common stock, we will name them and describe their compensation in a supplement to this prospectus.

     Our common stock is listed on the Nasdaq Global Market under the symbol "FKFS". On May 18, 2007, the last reported sales price of shares of common stock on the Nasdaq Global Market was $19.10.

     For a discussion of the material risks that you should consider, see "Risk Factors" beginning on page 2.

     These securities are not deposits on accounts, are not insured or guaranteed by First Keystone Financial, Inc., First Keystone Bank, the Federal Deposit Insurance Corporation or any other federal or state government agency. The common stock is subject to investment risk, including the possible loss of the money invested.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.












         The date of this prospectus is May 18, 2007

                          TABLE OF CONTENTS

                                                                     Page
                                                                     ____
About this Prospectus.............................................   i
Summary...........................................................   1
Risk Factors......................................................   2
Cautionary Statement Regarding Forward-looking Statements.........   6
Use of Proceeds...................................................   7
Selling Stockholders..............................................   7
Plan of Distribution..............................................  10
Legal Matters.....................................................  11
Experts...........................................................  11
Where You Can Find More Information...............................  11
Incorporation of Documents By Reference...........................  12



                        About This Prospectus

     You should read this prospectus and the information incorporated by reference carefully before you invest. Such documents contain important information you should consider when making your investment decision, including particularly the section "Risk Factors." See "Incorporation of Documents by Reference" on page 12. You should rely only on the information provided in this prospectus or documents incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. You should not assume that the information contained in this prospectus is accurate as of any other date.

     We sometimes refer to First Keystone Financial, Inc. as "First Keystone" or the "Company" and refer to First Keystone Bank as the "Bank."




















                                     i

                          SUMMARY

     This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the offering fully, you should read this entire document and the documents incorporated by reference carefully.

THE OFFERING

     Various stockholders are offering up to 400,000 shares of our common stock. The shares being offered can be sold at various times and in various manners by the selling stockholders as described in this prospectus. The shares being offered by the selling stockholders were acquired in a connection with a private placement conducted by the Company which was completed in December 2006. See "Selling Stockholders" and "Plan of Distribution" on pages 7 and 10, respectively.

FIRST KEYSTONE FINANCIAL, INC.

     The Company, a Pennsylvania corporation, is a savings and loan holding company and the parent company of First Keystone Bank, a federally chartered savings bank and wholly owned subsidiary of the Company. Both the Company and the Bank are headquartered in Media, Pennsylvania, a suburb southwest of Philadelphia. In addition to its executive offices, the Bank maintains eight full-service branch offices (including a branch located at the executive offices) located in Delaware and Chester Counties, Pennsylvania. At March 31, 2007, the Company had total assets of $521.9 million, total deposits of $363.9 million and stockholders' equity of $34.7 million.

     Like most thrift institutions, the Bank's business traditionally has been the origination of single-family residential mortgage loans funded primarily by deposits drawn from the local community. As a result of the challenges facing traditional thrifts as well as potential opportunities in the Bank's market area due to industry consolidation, the Bank initiated a strategy to restructure its operations to better serve small and medium-sized businesses and to build the infrastructure of a commercial bank. To further reflect the Bank's changing focus on an increasingly more sophisticated and diverse customer base, the Bank changed its name from First Keystone Federal Savings Bank to First Keystone Bank. The Bank is continuing its transformation to a locally-based community bank offering innovative and often tailor-made products, an array of financial services and a choice of delivery channels, while focusing on customer service and a personalized approach to serving the needs of its business customers. The Company believes that this strategy will contribute to improved financial performance in the future.

     On February 13, 2006, the Company and the Bank each entered into supervisory agreements with the Office of Thrift Supervision. The Company and the Bank were required to enter into these agreements primarily to address issues identified in the Office of Thrift Supervision's reports of examination of the Company's and the Bank's operations and financial condition in 2005.

     Under the terms of the supervisory agreement between the Company and the Office of Thrift Supervision, the Company agreed to, among other things, (i) develop and implement a three-year capital plan designed to support the Company's efforts to maintain prudent levels of capital and to reduce its debt-to-equity ratio below 50%; (ii) not incur any additional debt without the prior written approval of the Office of Thrift Supervision; and (iii) not repurchase any shares of or pay any cash dividends on its common stock until the Company complied with certain conditions. Upon reducing its debt-to-equity below 50%, the Company may resume the payment of quarterly cash dividends at the lesser of the dividend rate in effect immediately prior to entering into the supervisory agreement ($0.11 per share) or 35% of its consolidated net income (on an annualized basis), provided that the Office of Thrift Supervision, upon review of prior notice from the Company of the proposed dividend, does not object to payment.

     Under the terms of the supervisory agreement between the Bank and the Office of Thrift Supervision, the Bank agreed to, among other things, (i) not grow in any quarter in excess of the greater of 3% of total assets (on an annualized basis) or net interest credited on deposit liabilities during such quarter;
(ii) maintain its core capital and total risk-based capital in excess of 7.5% and 12.5%, respectively; (iii) adopt revised policies and procedures governing commercial lending; (iv) conduct periodic reviews of its commercial loan department; (v) conduct periodic internal loan reviews; (vi) adopt a revised asset classification policy and (vii) not amend compensatory arrangements with senior executive officers and directors, subject to certain exceptions, without the prior approval



                          1

of the Office of Thrift Supervision. As a result of the growth restriction imposed on the Bank, the Company's growth is currently and will continue to be substantially constrained unless and until the supervisory agreements are terminated or modified. As of March 31, 2006 and June 30, 2006, the Bank exceeded the growth limitation contained in the supervisory agreement with the Office of Thrift Supervision described above. Subsequent to June 30, 2006, the Bank reduced its assets sufficiently to be below the June 30, 2006 limitation. The Office of Thrift Supervision advised the Bank that it would not take any regulatory action against the Bank provided it was in compliance with the growth limitation as of September 30, 2006. The Bank complied with the growth restriction at September 30, 2006, December 31, 2006 and March 31, 2007.

     The Company underwent an examination by the Office of Thrift Supervision in 2006. In connection with such examination, the Office of Thrift Supervision reviewed the Company's and the Bank's compliance with the provisions of the supervisory agreements. Although the Office of Thrift Supervision determined that the Company and the Bank were in full or partial compliance with substantially all of the provisions of the supervisory agreements, the examination did note a number of areas for improvement with respect to the Bank's loan underwriting, credit analysis and asset classification policies and procedures. The Bank is aggressively addressing these areas for improvement in its lending operations to be able to be in full compliance with the terms of the supervisory agreements as soon as possible. Except as described above, the Company believes it and the Bank are in material compliance with the supervisory agreements.

     The Company has submitted to and received from the Office of Thrift Supervision approval of a capital plan, which plan calls for an equity infusion in order to reduce the Company's debt-to-equity ratio below 50%. The Company conducted a private placement as part of implementing the capital plan. The private placement was completed in December 2006 resulting in net proceeds of approximately $5.8 million. The net proceeds of the private placement will be used to redeem a substantial portion of the Company's outstanding floating-rate trust preferred securities in June 2007. The Company believes its debt-to-equity ratio will be below 50% as of June 30, 2007 upon completion of the redemption of $6.0 million of trust preferred securities. The Company and the Bank will make every effort to have both supervisory agreements terminated or the operating restrictions substantially reduced by the end of 2007. However, no assurances can be given that either of such events will occur.

     Although the growth limitations imposed by the supervisory agreements constrain the Bank's ability to implement certain aspects of its business strategy, the Bank will continue to pursue its transition from a traditional residential lender to a community bank. While the supervisory agreements are in effect, the Bank intends to continue:

     * focusing on attracting lower costing transaction deposit accounts;

     * aggressively reviewing and managing its cost structure in order to improve its financial performance; and

     * enhancing its electronic delivery systems, in particular remote banking, which will enable business customers to expedite check processing, thereby allowing commercial customers faster access to their funds as well as improved cash flow management.

Following the termination or substantive revision of the operating restrictions in the supervisory agreements, the Company intends to expand its commercial business and real estate loan portfolio as well as its branch network and to diversify its funding sources.

                        RISK FACTORS

     Before investing in our common stock, you should be aware that there are various risks, including those described below. You should not invest in our common stock unless you can afford to lose some or all of you investment. These risk factors may cause our future earnings or our future financial condition to be less favorable than we expect. Your investment in our common stock will be subject to the risks inherent in our business. We have only listed those risk factors we believe are most important and not all risks. Other risks may be significant and risks listed herein may affect us to a greater degree than indicated. In addition



                             2

to the other information in this document, you should consider carefully the following risk factors in deciding whether to purchase our common stock.

OUR OPERATIONS ARE SUBJECT TO INTEREST RATE RISK AND VARIATIONS
IN INTEREST RATES MAY NEGATIVELY AFFECT FINANCIAL PERFORMANCE.

     Our earnings and cash flows are largely dependent upon our net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities and interest expense paid on interest-bearing liabilities such as deposits and borrowed money. Changes in the general level of interest rates may have an adverse effect on our business, financial condition and result of operations. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System. Changes in monetary policy, including changes in interest rates, influence the amount of interest income that we receive on loans and securities and the amount of interest that we pay on deposits and borrowings. Changes in monetary policy and interest rates also can adversely affect:

     *   our ability to originate loans and obtain deposits;
     *   the fair value of our financial assets and liabilities; and
     *   the average duration of our securities portfolio.

   If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings.

THE OPERATING RESTRICTIONS IMPOSED BY THE OTS IN THE SUPERVISORY
AGREEMENTS LIMIT OUR ABILITY TO GROW, WHICH MAY ADVERSELY AFFECT
OUR ABILITY TO SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGY.

   In February 2006, the Company and the Bank each entered into supervisory agreements with the Office of Thrift Supervision. The supervisory agreements provide for a number of restrictions on the operations of the Company and the Bank, including the requirement for the Company to cease paying dividends and to not repurchase any shares of its common stock and for the Bank to not grow in any quarter in excess of the greater of its net interest credited or 3% (on an annualized basis). For further information, see Item 1, "Business - Supervisory Agreements." If the restrictions imposed by the supervisory agreements are not removed or reduced, it may adversely affect our ability to successfully implement our business strategy and thus may also adversely affect our financial condition and results of operations. As a result of the supervisory agreements, the Company submitted a capital plan to the OTS. The Company's capital plan, which has been approved by the OTS, calls for, among other things, an equity infusion in order to reduce the Company's debt-to-equity ratio below 50%. A private placement was undertaken in order to comply with the Company's capital plan. The net proceeds from the private placement conducted in December 2006 both increased the Company's capital as well as reduced its debt-to-equity ratio (but not below 50%). The Company has given notice to redeem $6.0 million of its trust preferred securities in June 2007. As a result, it believes that at June 30, 2007 its debt-to-equity ratio will be below 50%. In the event the Company is unable to reduce its debt-to-equity ratio below 50%, it is unlikely that the Company will be able to resume the payment of dividends or have the supervisory agreements terminated.

WE MAY BE UNABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS STRATEGY.

   Implementation of our business strategy is dependent on (i) the termination of the supervisory agreements we entered into in February 2006 with the OTS or the elimination of, or substantial reduction in, the operating restrictions imposed by such agreements, in particular the restriction limiting our asset growth, which likely will depend, in part, on our ability to comply with the provisions of our capital plan which was recently approved by the OTS; (ii) our ability to attract sufficient low cost retail and commercial deposits; (iii) maintaining existing and attracting new business banking relationships; (iv) expanding our commercial business and commercial real estate lending portfolios; (v) attracting and retaining experienced commercial lenders and other key managerial employees; and (vi) expanding our branch network in Delaware and Chester Counties, Pennsylvania. The failure to achieve



                              3

these strategic goals could adversely affect our ability to successfully implement our business strategy and thus our financial condition and results of operations.

WE ARE SUBJECT TO LENDING RISK AND COULD SUFFER LOSSES IN OUR
LOAN PORTFOLIO DESPITE OUR UNDERWRITING PRACTICES.

   There are inherent risks associated with our lending activities. There are risks inherent in making any loan, including those related to dealing with individual borrowers, nonpayment, uncertainties as to the future value of collateral and changes in economic and industry conditions. We attempt to closely manage our credit risk through loan underwriting and application approval procedures, monitoring of large loan relationship and periodic independent reviews of outstanding loans by our lending department and third party loan review specialists. We cannot assure that such approval and monitoring procedures will reduce these credit risks.

OUR LOAN PORTFOLIO INCLUDES COMMERCIAL AND MULTI-FAMILY REAL
ESTATE, COMMERCIAL BUSINESS AND CONSTRUCTION LOANS WHICH HAVE A
GENERALLY HIGHER RISK OF LOSS THAN SINGLE-FAMILY RESIDENTIAL
LOANS.

   As of March 31, 2007, approximately 37.5% of our loan portfolio consisted of commercial business, construction and land development and commercial and multi-family real estate loans.
We are focused on increasing these types of loans in the future. These types of loans involve increased risks because the borrower's ability to repay the loan typically depends on the successful operation of the business or the property securing the loan. Additionally, these loans are made to small or middle-market business customers who may be more vulnerable to economic conditions and who may not have experienced a complete business or economic cycle. These types of loans are also typically larger than single-family residential mortgage loans or consumer loans. Furthermore, since these types of loans frequently have relatively large balances, the deterioration of one or more of these loans could cause a significant increase in non-performing
loans and or non-performing assets.   An increase in non-
performing loans would result in a reduction in interest income recognized on loans. An increase in non-performing loans also could require us to increase the provision for losses on loans and increase loan charge-offs, both of which would reduce our net income. All of these could have a material adverse effect on our financial condition and results of operations.

ADVERSE ECONOMIC AND BUSINESS CONDITIONS IN OUR PRIMARY MARKET
AREA COULD CAUSE AN INCREASE IN LOAN DELINQUENCIES AND NON-
PERFORMING ASSETS WHICH COULD ADVERSELY AFFECT OUR FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

   The substantial majority of our real estate loans are secured by properties located in Delaware and Chester Counties, Pennsylvania, our primary market area. Furthermore, at March 31, 2007, approximately 37.5% of our loan portfolio consisted of commercial business, construction and land development and commercial and multi-family real estate loans. The Company's results of operations and financial condition may be adversely affected by changes in prevailing economic conditions, particularly in the Philadelphia metropolitan area, including decreases in real estate values, adverse local employment conditions, and other significant local events. Any deterioration in the local economy could result in borrowers not being able to repay their loans, the value of the collateral securing the Company's loans to borrowers declining and the quality of the loan portfolio deteriorating. This could result in an increase in delinquencies and non-performing assets or require the Company to record loan charge-offs and/or increase the Company's provisions for loan losses, which would reduce the Company's earnings.

OUR ALLOWANCE FOR LOSSES ON LOANS MAY BE INSUFFICIENT TO COVER
ACTUAL LOSSES ON LOANS.

   We maintain an allowance for losses on loans at a level believed adequate by us to absorb credit losses inherent in the loan portfolio. The allowance for losses on loans is a reserve established through a provision for losses on loans charged to expense that represents our estimate of probable incurred losses within the loan portfolio at each statement of condition date and is based on the review of available and relevant information. The level of the allowance for losses on loans reflects, among other things, our consideration of the Company's historical experience, levels of and trends in delinquencies, the amount of classified assets, the volume and type of lending, and current and anticipated economic conditions, especially as they relate to the Company's primary market area. The determination of the appropriate level of the allowance for losses on loans inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends. Our allowance for loan losses may be insufficient to cover actual losses experienced on loans. Changes in economic conditions



                             4

affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for losses on loans. In addition, bank regulatory agencies periodically review our allowance for losses on loans and may require an increase in the provision for losses on loans or the recognition of further loan charge offs, based on judgments different from ours. Also, if charge offs in future periods exceed the allowance for losses on loans, we will need additional provisions to increase our allowance for losses on loans. Any increases in the allowance for losses on loans will result in a decrease in net income and possibly capital, and may have a material adverse effect on our financial condition and results of operations.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY AND MARKET AREA WITH
OTHER FINANCIAL INSTITUTIONS OFFERING PRODUCTS AND SERVICES
SIMILAR TO THOSE WE OFFER.

   We compete with savings associations, national banks, regional banks and other community banks in making loans, attracting deposits and recruiting and retaining talented employees, many of which have greater financial and technical resources than us. Currently, there are more than 30 competing financial institutions in Delaware and Chester Counties, our principal market area. We also compete with securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market mutual funds, credit unions and other non-bank financial service providers. Many of these competitors are not subject to the same regulatory restrictions to which we are subject, yet are able to provide customers with a feasible alternative to traditional banking services. The competition in our market for making commercial and construction loans has resulted in more competitive pricing as well as intense competition for skilled commercial lending officers. These trends could have a material adverse effect on our ability to grow (irrespective of the limitations imposed by the supervisory agreements) and remain profitable. In addition, if we experience an inability to recruit and retain skilled commercial lending officers, including experienced construction lenders, it could pose a significant barrier to retaining and growing our customer base. The competition in our market for attracting deposits also has resulted in more competitive pricing.

WE DEPEND ON THE SKILLS AND PERFORMANCE OF MANAGEMENT.

     We depend heavily on our management team to provide leadership and to implement our business plan. Our senior management team provides valuable financial expertise and administrative guidance. The loss of any member of our senior management team could impair our ability to succeed. We can give no assurances, however, that these executive officers will continue in their capacities for any specific periods of time. The loss of services of any member of our senior management team may make it difficult for us to implement our business strategy and obtain and retain customers. In addition, if any of our executive officers decides to leave, it may be difficult to replace him or her, and we would lose the benefit of the knowledge he or she gained during his or her tenure with us. In that regard, we announced in January 2007 that our director of lending resigned, effective January 30, 2007. We have commenced a search for a new chief lending officer.

     Our future success depends largely on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, lending and professional personnel. Competition for such employees is intense and there is a risk that we will not be able to successfully attract, assimilate or retain sufficiently qualified personnel. If we fail to attract and retain the necessary technical, managerial, sales and marketing, customer service personnel and experienced professionals our ability to successfully implement our business strategy as well as our results of operations and financial condition could be adversely affected.

WE ARE CURRENTLY UNABLE TO PAY DIVIDENDS, AND WE MAY BE UNABLE TO
PAY CASH DIVIDENDS IN THE FUTURE EVEN IF WE ELECT TO DO SO.

     Under the terms of the supervisory agreement we entered into in February 2006, we are unable to pay dividends until certain conditions are met. We may resume paying quarterly dividends if we reduce our debt-to-equity ratio below 50%, provided the OTS does not object to the payment of any such dividend pursuant to required prior notice. Quarterly dividends can not exceed the lesser of the dividend rate in effect immediately prior to entering into the supervisory agreement ($0.11 per share) or 35% of our consolidated net income (on an annualized basis). The earliest we believe that it may be possible to resume quarterly dividends will be the quarter ended September 30, 2007. No assurances can be given that we will be able to resume dividends or if resumed, that we will be able to continue to pay quarterly dividends. Further, no assurances can be given that if we are able to resume



                             5

paying quarterly dividends, that such dividends will be at or near our historical levels. We are dependent primarily upon the earnings of the Bank and our other operating subsidiaries for funds to pay dividends on our common stock. In addition, the payment of dividends by us and the Bank is also subject to certain regulatory restrictions. As a result, any payment of dividends in the future will be dependent, in large part, on our ability to satisfy these regulatory restrictions and our subsidiaries' earnings, capital requirements, financial condition and other factors.

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND SUPERVISION
WHICH COULD ADVERSELY AFFECT OUR OPERATIONS.

   We are subject to extensive federal and state regulations and supervision. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not stockholders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with law, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations.

  CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 relating to, without limitation, our future economic performance, plans and objectives for future operations, and projections of revenues and other financial items that are based on our beliefs, as well as assumptions made by and information currently available to us. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "could," "project," "predict," "expect," "estimate," "continue," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Our actual results, performance, or achievements may differ materially from the results expressed or implied by our forward-looking statements.

     The factors set forth under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this memorandum. In addition to the factors listed above and the risks discussed in the "Risk Factors" section of this prospectus, factors that could have a material adverse effect on our operations and future prospects include, but are not limited to, the following:

     *   changes in the interest rate environment;

     *   changes in deposit flows, loan demand or real estate values;

     *   changes in accounting principles, policies or guidelines;

     *   legislation or regulatory changes;

     * changes in loan delinquency rates or in our levels of non-performing assets;

     * changes in the economic climate in the market areas in which we operate;

     * the economic impact of any future terrorist threats and attacks, acts of war or threats thereof and the response of the United States to any such threats and attacks;

     * the effects of the supervisory agreements entered into by each of the Company and the Bank with the Office of Thrift Supervision; and



                                   6

     * other factors referenced in this prospectus or the documents incorporated by reference.

     These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The forward-looking statements included in this memorandum are made only as of the date of this memorandum. We disclaim any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

     Any forward-looking earnings estimates included in or incorporated into this prospectus have not been examined or compiled by our independent registered public accounting firm, nor has our independent registered public accounting firm applied any procedures to our estimates. Accordingly, our accountants do not express an opinion or any other form of assurance on them. Further information concerning our business, including additional factors that could materially affect our financial results, is included in our filings with the Securities and Exchange Commission.

                        USE OF PROCEEDS

     We will not receive any proceeds from the sale of our common stock by the selling stockholders. The selling stockholders will pay all selling expenses, including without limitation, any underwriting discounts, selling commissions and brokers' fees, incurred in connection with the sale or other disposition of the shares covered by this prospectus. We will bear all costs and expenses incurred in effecting the registration of the shares covered by this prospectus, including without limitation, all registration and filing fees, printing expenses, fees and disbursements of our counsel and our independent public accountants, fees and expenses (including counsel fees) incurred in connection with complying with state securities laws, transfer taxes, fees for transfer agents and registrars, and the Nasdaq Global Market listing fees and related expenses.

                     SELLING STOCKHOLDERS

     The shares of our common stock offered by this prospectus were issued and sold to the selling stockholders in connection with a private transaction completed in December 2006. The following table sets forth, to our knowledge, certain information regarding the beneficial ownership of our common stock by the selling stockholders as of March 31, 2007. We prepared this table based on the information supplied to us by the selling stockholders named in the table. Beneficial ownership is calculated based upon the requirements of the Securities and Exchange Commission and is not necessarily indicative of beneficial ownership for any other purpose. The table is based on 2,427,988 shares of our common stock outstanding as of March 31, 2007.

     The shares listed under the column "Shares That May Be Offered" in the table below represent the number of shares that may be sold by each selling stockholder pursuant to this prospectus. Pursuant to Rule 416 under the Securities Act, the registration statement of which this prospectus is a part also covers any additional shares of our common stock which become issuable in connection with such shares because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

     We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may choose not to sell all or any of the shares offered by this prospectus. Because the selling stockholders may from time to time offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling stockholders after completion of the offering, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of the table below, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.









                             7

                                                      Common Stock                          Common Stock to be
                                                  Beneficially Owned As      Shares      Beneficially Owned After
                                                  of March 31, 2007(1)      That May          May Offering(1)
                                                  _____________________    __________    ________________________
                                                    Shares     Percent     Be Offered       Shares      Percent
                                                  __________ __________    __________    ____________ ___________
Alpine Dynamic Financial Services                   10,000           *       10,000              0            *
Domenic Caruso                                       1,000           *        1,000              0            *
Robert J. Chandler                                  14,000           *       14,000              0            *
Robert A. Cinalli                                      600           *          600              0            *
Citizens & Northern Bank                            17,700           *       10,000          7,700            *
Rose M. DiMarco(2)                                  19,309           *        1,040         18,269            *
Robert R. Dwyer(2)                                   5,310           *        2,600          2,710            *
Financial Institution Partners, LLC                 43,882        1.8%       12,500         31,382         1.3%
Financial Stocks Capital Partners IV L.P.(3)       221,515        9.1%      221,515              0            *
First Save Associates L.P.(4)                       24,000        1.0%       24,000              0            *
Second First Save Associates L.P.(4)                16,000           *       16,000              0            *
Steven and Heidi Goldberg                            1,250           *        1,250              0            *
Donald S. Guthrie(5)                               105,937        4.4%        6,510         99,427         4.1%
Donn L. Guthrie(6)                                   6,750           *        1,040          5,710            *
Adalyn P. Jones(7)                                  42,680        1.8%        6,500         36,180         1.5%
Edmund Jones(7)                                     42,680        1.8%        3,900         38,780         1.6%
Thomas M. Kelly(2)                                  59,623        2.4%        1,040         58,583         2.4%
Adam R. Mandel                                       1,000           *        1,000              0            *
Bennett S. Meyer                                       725           *          625            100            *
Bruce and Sandra Miller                              5,300           *        5,300              0            *
Elizabeth M. Mulcahy(2)(8)                          68,810        2.8%        1,560         67,250         2.8%
Jerry A. Naessens(9)                                12,700           *        5,200          7,500            *
Rhonda O'Donnell(10)                                 1,560           *        1,040            520            *
Gerald W. Spivack                                    3,000           *        3,000              0            *
Kenneth E. Spivack                                   3,000           *        3,000              0            *
Stieven Financial Investors, L.P.(11)               39,600        1.6%       39,600              0            *
Stieven Financial Offshore Investors, Ltd.(11)       5,400           *        5,400              0            *
Lawrence G. Strohm(6)                               14,397           *          780         13,617            *
__________________________
* Represents less than 1% of the Company's issued and outstanding shares of common stock.

(1) Based upon filings made pursuant to the Exchange Act and information furnished by the respective individuals or entities. Under regulations promulgated pursuant to the Exchange Act, shares of Common Stock are deemed to be beneficially owned by a person if he or she directly or indirectly has or shares (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.






                                 (Footnotes continued on the following page)





                                     8

(2) Includes shares (a) over which an officer has voting power under the Bank's 401(k)/Profit Sharing Plan ("401(k) Plan") and the ESOP, (b) options to purchase shares of Common Stock granted pursuant to the 1998 Stock Option Plan ("1998 Option Plan") and the 1995 Stock Option Plan ("1995 Option Plan") (collectively, the "Option Plans") which are exercisable within 60 days of March 31, 2007, and (c) restricted stock awards granted pursuant to the 1995 Recognition and Retention Plan and Trust Agreement ("Recognition Plan") as follows:

                                                       Currently
                                 401(k)               Exercisable  Restricted
                                  Plan        ESOP      Options   Stock Awards
                               __________  __________ ___________ ____________

     Thomas M. Kelly.........  10,038.870  18,633.707   11,750         --
     Rose M. DiMarco.........   3,991.487   7,696.343    4,400        305
     Robert R. Dwyer.........     172.417      --          527         --
     Elizabeth M. Mulcahy....  11,796.606  12,004.781   11,750         --


(3) Finstocks Capital Management IV, LLC ("FCM"), an investment manager, controls Financial Stocks Capital Partners IV L.P. ("FSCP"). Messrs. John M. Stein and Steven N. Stein control FCM. In April 2007 the Company appointed Mr. Ned Vidinli of Financial Stocks, Inc., an affiliate of FSCP, to the Board of Directors of the Company and the Bank.

(4)  First Save Associates L.P. and Second First Save Associates,
     L.P. are affiliates and are controlled by First Manhattan
     Company, an investment management firm.

(5) Includes 6,510 shares held in Mr. Guthrie's individual retirement account.

(6) Messrs. Donn L. Guthrie and Lawrence G. Strohm are partners in the law firm of Jones, Strohm & Guthrie, PC which serves as general counsel to the Bank.

(7)  Mrs. Adalyn P. Jones is the spouse of Mr. Edmund Jones.
     Mrs. Jones owns 11,500 shares of the shares reflected.

(8) Includes 2,182 shares held by Ms. Mulcahy's spouse and 15,518 shares held in Ms. Mulcahy's individual retirement account.

(9) Includes 5,200 shares held in Mr. Naessens' individual retirement account.

(10) Mrs. Rhonda O'Donnell is the spouse of William J. O'Donnell, a director of the Company. Includes 1,540 shares owned by Mrs. O'Donnell and 20 shares held in Mr. O'Donnell's individual retirement account.

(11) Stieven Financial Investors, L.P. and Stieven Financial
     Offshore Investors, Ltd. are affiliates and controlled by Stieven Capital Advisors, L.P.

     As of March 31, 2007, certain selling stockholders and their affiliates had outstanding loans from the Bank, none of which was past due or on a nonaccrual status. All deposit accounts, loans, and commitments comprising such transactions were made in the ordinary course of business of the Bank on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons except as otherwise permissible by applicable federal banking regulations. In addition, as noted above, the Company appointed Mr. Ned Vidinli in April 2007 to its Board of Directors and that of the Bank pursuant to an agreement to do so. The Company submitted, as required, a notice to the Office of Thrift Supervision requesting its non-objection to such appointment, receiving such non-objection in April 2007. Also, as indicated above, Messrs. Donn L. Guthrie and Lawrence G. Strohm are partners of Jones, Strohm & Guthrie, PC, the Bank's general counsel.





                              9

                    PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes partners, pledgees, donees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a pledge, gift, partnership or similar distribution or other non-sale related transfer. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.

     The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions, including pursuant to one or more of the following methods:

     * purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

     * ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     * one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     * an over-the-counter distribution in accordance with the rules of the NASDAQ Global Market; and

     *   in privately negotiated transactions.

     In connection with distributions of the shares or otherwise, the selling stockholders may:

     * enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

     * sell the shares short and redeliver the shares to close out such short positions;

     * enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and

     * pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

     In addition, the selling stockholders may sell all or a portion of the shares that qualify for sale pursuant to Rule 144 of the Securities Act, as amended, rather than pursuant to this prospectus.

     Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale.

     In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.



                             10

     In order to comply with the securities laws of certain states, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders who may be affiliates that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, we will distribute a prospectus supplement that will set forth:

     *   the number of shares being offered;

     * the terms of the offering, including the name of any underwriter, dealer or agent;

     *   the purchase price paid by any underwriter;

     * any discount, commission and other underwriter compensation;

     * any discount, commission or concession allowed or reallowed or paid to any dealer; and

     *   the proposed selling price to the public.

     All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us.
Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders.

     The offering of shares by the selling stockholders is expected to be completed within two years of the date of this prospectus.

                       LEGAL MATTERS

     Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., has given its opinion on the validity of the common stock.

                          EXPERTS


     The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 2006, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the application of Financial Accounting Standards Board Interpretation No. 46 (R) in 2004), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

             WHERE YOU CAN FIND MORE INFORMATION

     We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for



                            11

the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference room. Our filings with the Securities and Exchange Commission are also available to the public at the Securities and Exchange Commission's web site at http://www.sec.gov. In addition, our stock is listed for trading on the Nasdaq Global Market.

     In addition, through our website, www.firstkeystone.com, you can access electronic copies of documents we file with the Securities and Exchange Commission, including our proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practicable after filing with the Securities and Exchange Commission. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning Carol Walsh, Corporate Secretary, at our principal executive office, which is:

                    First Keystone Financial, Inc.
                    22 West State Street
                    Media, Pennsylvania 19063
                    Phone (610) 565-6210

     This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the Securities and Exchange Commission under the Securities Act of 1933, and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

     * inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

     *    obtain a copy from the Securities and Exchange
          Commission upon payment of the fees prescribed by the Securities and Exchange Commission, or

     *    obtain a copy from the Securities and Exchange
          Commission web site.

           INCORPORATION OF DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we are incorporating by reference as of their respective dates of filing are:

     * Annual Report on Form 10-K for the fiscal year ended September 30, 2006, filed on December 29, 2006
          (File No. 000-25328);

     * Definitive proxy statement for the annual meeting of stockholders held on February 7, 2007, filed on January 5, 2007 (File No. 000-25328);

     * Quarterly Reports on Form 10-Q for the quarters ended December 31, 2006 (filed on February 14, 2007) and March 31, 2007 (filed on May 15, 2007) (File No.
          000-25328);

     *    Current Reports on Form 8-K filed on November 22,
          2006, December 8, 2006, December 12, 2006, December 20, 2006, January 23, 20007, February 7, 2007, February 12,
          2007, February 14, 2007, April 30, 2007 and May 10,
          2007 (File No. 000-25328); and




                                12

     * The description of the common stock contained in our Registration Statement on Form 8-A filed on December 29, 1994 (File No. 000-25328).

     You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting First Keystone Financial, Inc., 22 West State Street,
Media, Pennsylvania 19063, attention Carol Walsh, Corporate
Secretary, (610) 565-6210.

     To the extent that any statements contained in a document incorporated by reference are modified or superseded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superseded.

     All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 and prior to the termination of this offering are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supersedes such statement.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. If the laws of your state or other jurisdiction prohibit us from offering our common stock to you, then this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of our common stock. Neither the delivery of this prospectus nor any sale hereunder shall imply that there has been no change in our affairs since any of the dates as of which information is furnished herein or since the date hereof.




















                            13






                              [FIRST
                               KEYSTONE
                               FINANCIAL, INC. logo]











  Our Table of Contents is located on the inside of the front cover page of this document.


                         FIRST KEYSTONE FINANCIAL, INC.


                            400,000 Shares For Sale


                                 COMMON STOCK

                                    ______

                                  Prospectus

                                    ______

                                 May 18, 2007